

16012420

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-50272

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
SAMSUNG SECURITIES (AMERICA), INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Avenue of the Americas, 26th Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sang Moon Kim 212-972-2454
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

30 Rockefeller Plaza (Address) New York (City) NY (State) 10112-0015 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

CONFIDENTIAL

AFFIRMATION

I, Sang Moon Kim, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Samsung Securities (America), Inc. as of and for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Feb/23/2016

Signature   Date

President

Title



Notary Public



CLORISE BEASLEY
Notary Public - State of New York
NO. 01BE6125044
Qualified in Bronx County
My Commission Expires 04/04/2017

SWORN TO BEFORE ME THIS
DAY OF 23rd Feb 2016
STATE OF NEW YORK
COUNTY OF New York)S.S.

CONFIDENTIAL

Samsung Securities (America), Inc.
(A Wholly-Owned Subsidiary of
Samsung Securities Co., Ltd.)

(SEC I.D. No. 8-50272)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015
AND
REPORT OF INDEPENDENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of Samsung Securities (America), Inc.:

We have audited the accompanying statement of financial condition of Samsung Securities (America), Inc. (the "Company"), a wholly-owned subsidiary of Samsung Securities Co., Ltd. as of December 31, 2015 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Samsung Securities (America), Inc. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 19, 2016

SAMSUNG SECURITIES (AMERICA), INC.
(A Wholly-Owned Subsidiary of Samsung Securities Co., Ltd.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CASH AND CASH EQUIVALENTS	$11,413,634
RECEIVABLE FROM PARENT	250,626
INTEREST RECEIVABLE	28,042
SECURITIES PURCHASED UNDER AGREEMENT TO RESELL	20,000,000
PROPERTY AND EQUIPMENT, At cost, less accumulated depreciation of $543,499	28,315
PREPAID INCOME TAXES	134,315
OTHER ASSETS	148,819
TOTAL ASSETS	$32,003,751

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES — Accrued expenses and other liabilities	$ 1,166,418
STOCKHOLDER'S EQUITY:	
Common stock, par value $1 per share — 100 shares authorized; issued and outstanding 50 shares	50
Additional paid-in capital	4,999,950
Retained earnings	25,837,333
Total stockholder's equity	30,837,333
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$32,003,751

See notes to statement of financial condition

1. DESCRIPTION OF BUSINESS

Samsung Securities (America), Inc., (the "Company") was incorporated on February 14, 1997 under the laws of the State of Delaware to conduct securities business in the United States. The Company, a wholly-owned subsidiary of Samsung Securities Co. Ltd. (the "Parent"), a Korean corporation, is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company engages in broker and dealer transactions of Korean securities. Its principal customers are institutions in the U.S. investing in the emerging markets.

The Company clears all transactions on a fully disclosed basis through the Parent. Accordingly, the Company does not carry customers' accounts and does not receive, deliver, or hold cash or securities in connection with such transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accompanying statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Cash and Cash Equivalents — Cash and cash equivalents include cash on hand, demand deposits with banks, and short-term and highly liquid instruments purchased with an original maturity of three months or less at the date of acquisition.

Income Tax — The Company accounts for income tax in accordance with Accounting Standards Codification ("ASC") 740. Deferred tax assets and liabilities are computed for temporary differences between the statement of financial condition and tax bases of assets and liabilities that will result in taxable or deductible amounts in future years. Such deferred tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Deferred tax assets are required to be reduced by a valuation allowance to the extent that, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized.

Revenue Recognition — The Company recognizes service revenue when the services are provided and collection is reasonably assured. Interest revenue is recognized when earned.

Property and Equipment — Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line method over the estimated useful lives of the respective assets ranging from three to seven years.

Collateralized Agreement — Transactions involving securities purchased under an agreement to resell (Reverse Repurchase Agreement) are accounted for as a collateralized agreement. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the

principal amount loaned under the agreement. The Company may require the counterparty to deposit additional collateral when appropriate. Reverse Repurchase Agreement is carried at contract value. Interest on such contract amounts is accrued and is included in interest receivable in the accompanying statement of financial condition. The contract amount of the Reverse Repurchase Agreement plus related accrued interest approximate fair value because of the variable market interest rate charged.

Use of Estimates — The preparation of statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and has elected to compute its net capital requirements in accordance with the Alternative Standard. Under this Alternative Standard, net capital, as defined, shall be the greater of $250,000 or 2 percent of aggregate debits items arising from customer transactions, as defined. As of December 31, 2015, the Company has net capital of $10,241,806, which exceeds the required net capital by $9,991,806.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of that rule.

4. INCOME TAX

The tax effect of each type of temporary difference that gave rise to a significant portion of the deferred tax assets as of December 31, 2015 are as follows:

Property and equipment	$	15,400
Deferred rent		30,223
Total deferred tax assets	$	45,623

The deferred tax assets are included in the other assets in the accompanying statement of financial condition. The necessity of establishing a valuation allowance was considered. Since it was determined that it was more likely than not the Company would fully utilize the benefit of deferred tax assets on these deductible differences, the Company established no valuation allowance as of December 31, 2015.

The Company's corporate income tax returns for 2013, and 2014 are open to examination by the Internal Revenue Service, and also remain open for the same period with respect to New York State and New York City taxing jurisdictions.

No material uncertain tax positions exist as of December 31, 2015.

5. RELATED PARTY TRANSACTIONS

The Parent executes Korean securities trades for the Company's customers. Commissions on Korean securities transactions for customers are collected by the Parent directly from the customers. In return, the Company receives service revenue from the Parent at an amount equal to the operating expenses incurred by the Company plus certain agreed-upon mark-ups on such expenses. Related receivable from the Parent amounted to $250,626 as of December 31, 2015.

The Company has a reverse repurchase agreement with the Parent in the amount of $20,000,000 with the maturity date of May 8, 2016, and the interest rate of six-month London Interbank Offered Rate ("LIBOR") plus 0.40% semiannually (0.9707% at December 31, 2015). The related interest receivable at December 31, 2015 amounted to approximately $28,000. At December 31, 2015, the fair value of financial instruments received as collateral where the Company is permitted to sell or re-pledge the securities was approximately $23,342,000.

6. EMPLOYEE BENEFIT PLAN

Eligible employees of the Company may elect to participate in the U.S. Employee Savings and Retirement Plan established by the Company. The plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code. Eligible employees were permitted to contribute up to 15% of their compensation subject to a ceiling of $18,000 for the year ended December 31, 2015. Based upon each employee's length of service, the Company contributes up to 50% of each employee's contributions up to a maximum of 6% of the employee's compensation. Matched contributions are gradually vested over 5 years and become fully vested at the fifth year of the participating employee's employment with the Company.

7. PROPERTY AND EQUIPMENT

At December 31, 2015, office equipment, furniture and fixtures are comprised of the following:

Office equipment	$ 370,866
Furniture and fixtures	200,948
Total at cost	571,814
Less accumulated depreciation	(543,499)
Property and equipment - net	$ 28,315

8. COMMITMENT

The Company leases office space under a non-cancelable operating lease expiring in February 2018. The following is a schedule of the minimum annual rental commitment for such lease:

Year Ending December 31	Amount
2016	$ 737,313
2017	737,313
2018	184,328
	$1,658,954

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events after December 31, 2015, but before February 19 2016, the date the statement of financial condition is issued. There were no subsequent events that require adjustments to, or disclosures in the statement of financial condition.

* * * * * *

EVOLUTION CAPITAL ADVISORS L.L.C.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED
DECEMBER 31, 2015
INDEPENDENT AUDITOR'S REPORT

SMITH BUNDAY BERMAN BRITTON, P.S.